UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 7 October 2011

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Harmony appoints Deutsche Bank as its depository bank

Johannesburg. Friday, 7 October 2011. Harmony Gold Mining Company Limited (Harmony) is pleased to announce that it has appointed Deutsche Bank Trust Company Americas (Deutsche Bank) as the successor depositary bank for its New York Stock Exchange (NYSE) listed sponsored American Depositary Receipt ("ADR") program.

Existing ADRs issued originally by the Bank of New York Mellon (BNY Mellon) will continue to be valid and will not have to be exchanged for new ADRs. **There will be no impact on existing ADR holders.** Separate communication from Deutsche Bank to registered ADR holders will follow once the transfer has occurred.

The required Form F-6 has filed been filed on 30 September 2011 with the U.S. Securities and Exchange Commission (SEC) Harmony is planning to appoint Deutsche Bank Trust Company Americas as successor Depositary Bank for its ADR program, which will be effective as from Monday 10 October 2011.

Ends.

Issued by Harmony Gold Mining Company Limited

7 October 2011

For more details contact:

Stanley Jones
Deutsche Bank ADR Team
Tel +44 207 545 8445
Email: stanley.jones@db.com).

Henrika Basterfield
Investor Relations Officer
Tel +27 82 759 1775

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.:   ZAE000015228

Registration number:
1950/038232/06

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 7, 2011

Harmony Gold Mining Company Limited

By: /s/ Hannes Meyer

Name: Hannes Meyer
Title: Financial Director